EXHIBIT 99.4
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                                  EXHIBIT F


                             MR. ESSAM KHASHOGGI
                        c/o E. Khashoggi Industries LLC
                        3916 State Street, Suite 110
                      Santa Barbara, California  93105


                                June 17, 2005

   ReNewable Products LLC
   100 South Brentwood Boulevard, Suite 200
   St. Louis, MO  63105
   Attention:  James A. Cooper

   EarthShell Corporation
   3916 State Street, Suite 110
   Santa Barbara, CA  93105

             Re:  EarthShell Corporation ("EarthShell")
                  -------------------------------------

   Gentlemen:

        Reference is made to the Agreement and Plan of Merger dated as of June 17, 2005 (the "Merger Agreement") among (i) EarthShell, (ii) EarthShell Triangle, Inc., a newly-formed, wholly-owned subsidiary of EarthShell ("Mergerco"), (iii) ReNewable Products, Inc. ("Target"), a wholly-owned subsidiary of ReNewable Products LLC ("Stockholder"), and
   (iv) Stockholder, pursuant to which EarthShell would acquire Target through the merger of Mergerco with and into Target, and Stockholder would receive, in exchange for all of the outstanding shares of Target, an aggregate of 8,000,000 shares of a new series of EarthShell preferred stock, designated Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock would be convertible into common stock, par value $.01 per share, of EarthShell ("EarthShell Common Stock") on a share-for-share basis (subject to certain adjustments). In connection with the closing under the Merger Agreement, EarthShell and Stockholder would enter into a Registration and Investor Rights Agreement in substantially the form previously provided to the undersigned.

        I, together with members of my family and entities I own or control (each of us, individually, a "Khashoggi Holder" and, collectively, the "Khashoggi Holders") currently own collectively approximately 6,526,838 shares of EarthShell Common Stock, as well as certain other securities of EarthShell, and one or more of the Khashoggi Holders are a party to various agreements with EarthShell relating to such securities, including a Registration Rights Agreement dated as of February 28, 1995, as amended. The purpose of this letter is to set forth the agreements between us with respect to the possible disposition of our shares of EarthShell Common Stock. For purposes of this letter, any securities convertible into, or exchangeable or exercisable for, shares of EarthShell Common Stock (including the Series C Convertible Preferred Stock) shall be treated as if they were the number of shares of EarthShell Common Stock into or for which they are convertible, exchangeable or exercisable.

        Stockholder agrees not to sell, distribute or otherwise dispose of ("Transfer") any shares of EarthShell Common Stock except (subject in all cases provided in clauses (i)-(vii) below to compliance with paragraph 4) (i) in a public offering registered under the Securities Act of 1933, as amended (the "Securities Act"), (ii) in a sale pursuant to Rule 144 under the Securities Act, (iii) to an affiliate of the Khashoggi Holders or Stockholder, as the case may be, who agrees in writing to be subject to the terms and conditions of this letter applicable to the transferor, (iv) in a private sale or sales involving in the aggregate fewer than 10% of the total number of shares of EarthShell Common Stock owned by the Khashoggi Holders (as a group) or Stockholder, as the case may be, as of the date of this letter, (v) in connection with a pledge of shares to secure a bona fide loan, (vi) upon the exercise of stock options or other rights outstanding as of the date of this letter or (vii) with the consent of the other party. The restrictions in this paragraph 1 shall remain in effect from the date of this letter agreement until the earlier of (x) termination of the Merger Agreement and (y) the second anniversary of the closing under the Merger Agreement. For purposes of this paragraph, "affiliate" shall have the meaning given such term in Rule 405 under the Securities Act.

        2. "CUT-BACK" RIGHTS IN REGISTERED OFFERINGS. Notwithstanding the language of any registration rights agreement, or any other agreement between any Khashoggi Holder or Stockholder and EarthShell, if the managing underwriter or underwriters of any proposed underwritten offering in which any Khashoggi Holder and Stockholder request to include shares of EarthShell Common Stock advise that the number of shares sought to be included in the offering would exceed the number of shares of EarthShell Common Stock that could be sold without having an adverse effect on such offering, the number of shares requested to be included by any such Khashoggi Holder and Stockholder shall be reduced pro rata, based on the number of shares of EarthShell Common Stock that each party has requested to be included, regardless of whether either party demanded such registration or the relationship of the number of shares requested to be included by Stockholder to the number requested to be included by any Khashoggi Holder.

        3. HOLD-BACK AGREEMENT. Each Khashoggi Holder and Stockholder agrees not to effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act) of EarthShell Common Stock, during the seven days prior to and the subsequent 120-day period beginning on the effective date of any registration statement in which shares of EarthShell Common Stock offered by the other are included (except sales or distributions made as part of such registration), unless both the other and the underwriters managing the offering otherwise agree.

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        4.   PRESERVATION OF NET OPERATING LOSS CARRYFORWARD.  Prior to
   making any Transfer of shares of EarthShell Common Stock, each transferring Khashoggi Holder and Stockholder agrees to coordinate with the other, EarthShell and their respective professional tax advisors regarding the effect that such Transfer, together with all past transactions and any future transactions that, in EarthShell's reasonable judgment, are likely to occur ("Foreseeable Transactions") involving EarthShell Common Stock, will have under Section 382 of the Internal Revenue Code of 1986, as amended, with respect to any net operating loss carryforward of EarthShell. If there is a material risk that the proposed Transfer, together with all such past transactions and Foreseeable Transactions, would result in the disallowance of, or a material limitation on the availability of, EarthShell's net operating loss carryforward, then each such Khashoggi Holder and Stockholder agrees to reduce the number of shares of EarthShell Common Stock to be Transferred (pro rata based on the number of shares of EarthShell Common Stock proposed to be Transferred, or on such other basis as such Khashoggi Holder and Stockholder may agree) as reasonably necessary to avoid such risk. (Shares of EarthShell Common Stock not Transferred because of a reduction described in the preceding sentence are referred to as "Delayed Transfer Shares.") EarthShell agrees to furnish accurate and complete information to the Khashoggi Holders, Stockholder and their respective professional tax advisors, as well as to EarthShell's own professional tax advisors, to allow them to assess such risk.

        5. DELAYED TRANSFER SHARES. In the event that a Khashoggi Holder or Stockholder is required, pursuant to paragraph 4, to reduce the number of shares of EarthShell Common Stock to be Transferred, then EarthShell shall use commercially reasonable efforts not to engage in any subsequent transaction involving EarthShell Common Stock (other than a Foreseeable Transaction taken into account in determining such reduction) that would have the effect of further postponing the date on which the Delayed Transfer Shares may be Transferred, until the Delayed Transfer Shares have been Transferred or are no longer proposed to be Transferred.

        6.   MISCELLANEOUS.

             (a) REMEDIES. Each Khashoggi Holder and Stockholder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this letter. Each party agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this letter. Each of Stockholder, on the one hand, and the Khashoggi Holders, on the other hand, shall indemnify and hold harmless the other for any costs or damages (including reasonable attorneys' fees) resulting from a breach of any of the terms of this agreement by such party. Each Khashoggi Holder and Stockholder shall be entitled to rely on any written advice or information provided by EarthShell or its professional tax

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        advisors in determining whether a Transfer of EarthShell Common
        Stock may be made pursuant to the terms of this letter.

             (b) AMENDMENTS. This letter shall not be modified or amended except by an instrument in writing signed by EarthShell, Essam Khashoggi and Stockholder (or their successors or permitted assigns).

             (c) NOTICES. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telex, telecopier, or air courier guaranteeing overnight delivery to the parties at their addresses at the top of this letter. All such notices and communications shall be deemed to have been duly given when received by the addressee.

             (d) SUCCESSORS AND ASSIGNS. This letter shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and, in the case of the Khashoggi Holders, each Khashoggi Holder. The undersigned shall cause each other Khashoggi Holder under his control to abide by the terms of this Agreement and shall be liable for any damages resulting from any breach of this Agreement by such other Khashoggi Holders, and Stockholder shall cause each affiliate to which shares of EarthShell Common Stock or Series C Convertible Preferred Stock may be transferred pursuant to clause (iii) of paragraph 1 to abide by the terms of this Agreement and shall be liable for any damages resulting from any breach of this Agreement by such affiliate.

             (e) COUNTERPARTS. This letter may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

             (f) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware.

             (g) ENTIRE AGREEMENT. This letter is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This letter supersedes all prior agreements and understandings whether written or oral and all contemporaneous oral agreements and understandings among the parties with respect to such subject matter.





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        If you agree that this letter accurately reflects the agreement between us, please so indicate by signing a copy of this letter and returning it to my attention.

                                           Sincerely,


                                           ESSAM KHASHOGGI


                                           /s/ Essam Khashoggi
                                           ___________________________
                                           Essam Khashoggi


   Agreed and accepted as of the 17th
   day of June, 2005

   RENEWABLE PRODUCTS LLC


   By: James A. Cooper
       __________________________
   Name:  James A. Cooper
   Title:  Vice President


   EARTHSHELL CORPORATION


   By: Scott Houston
       __________________________
   Name:  Scott Houston
   Title:  CFO

   By: __________________________
   Name:
   Title:





















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